Term sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 34-A-I dated November 21, 2008

Term Sheet to
Product Supplement No. 34-A-I
Registration Statement No. 333-155535
Dated February 12, 2009; Rule 433



Structured Investments	**JPMorgan Chase & Co.** **$** **8.50% (equivalent to 17.00% per annum) Reverse Exchangeable Notes due August 27, 2009 Linked to American Depositary Shares, Each Representing One Common Share of Companhia Vale do Rio Doce**

General

- The notes are designed for investors who seek a higher interest rate than the current dividend yield on the Reference Stock or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in appreciation in the Reference Stock, be willing to accept the risks of owning equities in general and the American Depositary Shares, or ADSs, each representing one common share of Companhia Vale do Rio Doce, in particular, and be willing to lose some or all of their principal at maturity.
- The notes will pay 8.50% (equivalent to 17.00% per annum) interest over the term of the notes. **However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of the Reference Stock and whether the closing price of the Reference Stock has declined from the Initial Share Price by more than the Protection Amount during the Monitoring Period, as described below.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing August 27, 2009*.
- Payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the Reference Stock (or, at our election, the Cash Value thereof), in each case, together with any accrued and unpaid interest, as described below.
- Minimum denominations of $1,000 and integral multiples thereof.

Key Terms

Reference Stock: ADSs, each ADS representing one common share, no par value, of Companhia Vale do Rio Doce (New York Stock Exchange symbol "RIO"). The ADSs are evidenced by American Depositary Receipts. We refer to Companhia Vale do Rio Doce as "CVRD."

Interest Rate: **8.50% (equivalent to 17.00% per annum)**, paid monthly and calculated on a 30/360 basis.

Protection Amount: An amount that represents at least **50% of the Initial Share Price, subject to adjustments.**

Pricing Date: On or about February 24, 2009

Settlement Date: On or about February 27, 2009

Observation Date: August 24, 2009*

Maturity Date: August 27, 2009*

CUSIP: 48123LG24

Interest Payment Dates: Interest on the notes will be payable monthly in arrears on the 27th calendar day of each month (each such date, an "Interest Payment Date"), commencing March 27, 2009, to and including the Maturity Date. See "Selected Purchase Considerations — Monthly Interest Payments" in this term sheet for more information.

Payment at Maturity: The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the Reference Stock. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, *unless*:

(1)   the Final Share Price is less than the Initial Share Price; *and*

(2)   on any day during the Monitoring Period, the **closing price** of the Reference Stock has declined, as compared to the Initial Share Price, by more than the Protection Amount.

If the conditions described in both (1) and (2) are satisfied, at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, the number of shares of the Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Value thereof). Fractional shares will be paid in cash. **The market value of the Physical Delivery Amount or the Cash Value thereof will most likely be substantially less than the principal amount of your notes, and may be zero.**

Monitoring Period: The period from the Pricing Date to and including the Observation Date.

Physical Delivery Amount: The number of shares of the Reference Stock, per $1,000 principal amount note, equal to $1,000 divided by the Initial Share Price, subject to adjustments.

Cash Value: The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price, subject to adjustments.

Initial Share Price: The closing price of the Reference Stock on the Pricing Date. The Initial Share Price is subject to adjustments in certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-dilution Adjustments" in the accompanying product supplement no. 34-A-I for further information about these adjustments.

Final Share Price: The closing price of the Reference Stock on the Observation Date.

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 34-A-I.

Investing in the Reverse Exchangeable Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 34-A-I and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1)   The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)   If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $54.30 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $34.65 per $1,000 principal amount note. This commission will include the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. The concessions of approximately $34.65 include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. The actual commission received by JPMSI may be more or less than $54.30 and will depend on market conditions on the Pricing Date. In no event will that commission, which may include concessions to be paid to other dealers, exceed $60.00 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-35 of the accompanying product supplement no. 34-A-I.

The total aggregate principal amount of notes being offered by this term sheet may not be purchased by investors in the offering. Under these circumstances, JPMSI will retain the unsold portion of the offering and has agreed to hold such notes for investment for a period of at least 30 days. The unsold portion of notes will not exceed 15% of the aggregate principal amount of notes. Any unsold portion may affect the supply of the notes available for secondary trading and, therefore, could adversely affect the price of the notes in the secondary market. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

JPMorgan

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 34-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 34-A-I dated November 21, 2008. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 34-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 34-A-I dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000119312508241305/d424b21.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The notes will pay 8.50% (equivalent to 17.00% per annum) interest over the term of the notes, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **MONTHLY INTEREST PAYMENTS** — The notes offer monthly interest payments at a rate of 8.50% (equivalent to 17.00% per annum) over the term of the notes. Interest will be payable monthly in arrears on the 27th calendar day of each month, (each such date, an "Interest Payment Date"), commencing March 27, 2009, to and including the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL** — Your return of principal at maturity is protected so long as the Final Share Price does not decline from the Initial Share Price or the closing price of the Reference Stock does not decline, as compared to the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period. **However, if the Final Share Price declines from the Initial Share Price and the closing price of the Reference Stock on any day during the Monitoring Period has declined by more than the Protection Amount, you could lose the entire principal amount of your notes.**

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 34-A-I. We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the notes as units comprising a Put Option and a Deposit for U.S. federal income tax purposes. We will determine the portion of each coupon payment that we will allocate to interest on the Deposit and to Put Premium, respectively, and will provide that allocation in the pricing supplement for the notes. If the notes had priced on February 11, 2009, we would have treated approximately 10.35% of each coupon payment as interest on the Deposit and the remainder as Put Premium. The actual allocation that we will determine for the notes may differ from this hypothetical allocation, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities on the Pricing Date. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income while the Put Premium will not be taken into account prior to maturity or sale. However, there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice

focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 34-A-I dated November 21, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price and whether the closing price of the Reference Stock has declined from the Initial Share Price by more than the Protection Amount on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity a predetermined number of shares of the Reference Stock (or, at our election, the Cash Value thereof). The market value of those shares of the Reference Stock or the Cash Value thereof will most likely be less than the principal amount of each note and may be zero. **Accordingly, you could lose up to the entire principal amount of your notes.**

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or on any Interest Payment Date, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **YOUR PROTECTION AMOUNT MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES —** If, on any day during the Monitoring Period, the closing price of the Reference Stock declines below the Initial Share Price minus the Protection Amount, you will be fully exposed to any depreciation in the Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, *and* if the Final Share Price is less than the Initial Share Price, you will receive at maturity a predetermined number of shares of Reference Stock (or, at our election, the Cash Value thereof) and, consequently, you will lose 1% of the principal amount of your investment for every 1% decline in the Final Share Price compared to the Initial Share Price. You will be subject to this potential loss of principal even if the closing price of the Reference Stock subsequently recovers such that the Final Share Price closes at a level above the Initial Share Price minus the Protection Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE REFERENCE STOCK** — Unless (i) the Final Share Price is less than the Initial Share Price and (ii) on any day during the Monitoring Period, the closing price of the Reference Stock has declined, as compared to the Initial Share Price, by more than the Protection Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the Reference Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.

- **NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK —** As a holder of the notes, you will not have any ownership interest or rights in CVRD, such as voting rights or dividend payments. In addition, CVRD will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

- **THERE ARE IMPORTANT DIFFERENCES BETWEEN THE RIGHTS OF HOLDERS OF ADSs OF CVRD AND THE RIGHTS OF HOLDERS OF THE COMMON SHARES OF CVRD** — Because the notes are linked to the performance of an ADS representing one common share of CVRD, you should be aware that your note is linked to the price of the ADSs and not the common shares of CVRD, which we refer to as the Underlying Stock. There are important differences between the rights of holders of ADSs and the rights of holders of the Underlying Stock. Each ADS is a security evidenced by American Depositary Receipts that represents one common share of the Underlying Stock. The ADSs are issued pursuant to a deposit agreement, which sets forth the rights and responsibilities of the ADS depositary, CVRD, and holders of the ADSs, which may be different from the rights of holders of the Underlying Stock. For example, CVRD may make distributions in respect of the Underlying Stock that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of the ADSs and the rights of holders of the Underlying Stock may be significant and may materially and adversely affect the value of the notes.

- **NO AFFILIATION WITH COMPANHIA VALE DO RIO DOCE** — We are not affiliated with CVRD. We assume no responsibility for the adequacy of the information about CVRD contained in this term sheet or in product supplement no. 34-A-I. You should make your own investigation into the Reference Stock and CVRD. We are not responsible for CVRD's public disclosure of information, whether contained in SEC filings or otherwise.

- **RISKS ASSOCIATED WITH NON-U.S. SECURITIES** — An investment in the notes linked to the value of non-U.S. equity securities, such as the Reference Stock, which is issued by a Brazilian issuer and traded on both The New York Stock Exchange in U.S. dollars and the São Paulo Stock Exchange in Brazilian reais, involves risks associated with the home country of the issuer of the Reference Stock. The notes are linked to the Reference Stock quoted and traded in U.S. dollars on the New York Stock Exchange, which may trade differently from the Reference Stock quoted and traded in Brazilian reais on the São Paulo Stock Exchange. Non-U.S. companies are generally subject to accounting, auditing and financial reporting standards and requirements, and securities trading rules different from those applicable to U.S. reporting companies. The prices of non-U.S. equity securities may be affected by political, economic, financial and social factors in the home country of the issuer of the Reference Stock, including changes in such country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of such country may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such country may be subjected to different and, in some cases, more adverse economic environments.

JPMorgan Structured Investments —
Reverse Exchangeable Notes Linked to the American Depositary Shares, Each Representing One Common Share of Companhia Vale do Rio Doce

TS-2

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK** — Because the Reference Stock is quoted and traded in U.S. dollars on the New York Stock Exchange and in Brazilian reais on the São Paulo Stock Exchange, fluctuations in the exchange rate between the Brazilian real and the U.S. dollar will likely affect the relative value of the Reference Stock in the two different currencies and, as a result, will likely affect the market price of the Reference Stock trading on the New York Stock Exchange. These trading differences and currency exchange may affect the market value of the notes and whether the closing price of the Reference Stock will fall below the Protection Amount on any trading day during the Monitoring Period and whether the Final Share Price will be greater than, equal to or less than the Initial Share Price. The Brazilian real has been subject to fluctuations against the U.S. dollar in the past, and may be subject to significant fluctuations in the future. Previous fluctuations or periods of relative stability in the exchange rate of the Brazilian real and the U.S. dollar are not necessarily indicative of fluctuations or periods of relative stability in those rates that may occur over the term of the notes. The exchange rate between the Brazilian real and the U.S. dollar is the result of the supply of, and the demand for, those currencies. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Brazil and the United States, including economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Brazil and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by Brazil, the United States and other jurisdictions important to international trade and finance.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with CVRD, including extending loans to, or making equity investments in, CVRD or providing advisory services to CVRD. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to CVRD, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of CVRD as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **HEDGING AND TRADING IN THE REFERENCE STOCK** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES –** In addition to the value of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 34-A-I.

Public Information

All information contained herein on the Reference Stock and on CVRD is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, CVRD is one of the largest metals and mining companies in the world. CVRD produces iron ore, iron ore pellets, nickel, kaolin, manganese ore, ferroalloys, bauxite, alumina, aluminum, copper, coal, cobalt, precious metals, potash and other products. The ADSs, each representing one common share of CVRD, no par value, are registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and are listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for the purposes of CVRD in the accompanying product supplement no. 34-A-I. Information provided to or filed with the SEC by CVRD pursuant to the Exchange Act, can be located by reference to SEC file number 001-15030, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information of the Reference Stock

The following graph sets forth the historical performance of the Reference Stock based on the weekly closing price (in U.S. dollars) of the Reference Stock from January 2, 2004 through February 6, 2009. The closing price of the Reference Stock on February 11, 2009 was $15.72. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the Reference Stock during the term of the notes. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that CVRD will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.



Historical Performance of Companhia Vale do Rio Doce

Source: Bloomberg

Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices and assuming that the closing price of the Reference Stock declines in the manner set forth in the column titled "Hypothetical lowest closing price during the Monitoring Period." The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $15.70
- the Interest Rate: 8.50% (equivalent to 17.00% per annum)
- the Protection Amount (in U.S. dollars): $7.85
- the Protection Amount: 50%

Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price expressed as a percentage of Initial Share Price during the Monitoring Period	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity	Total Value of Payment Received at Maturity**
$15.70	100.00%	$31.40	200.00%	$1,000.00	$1,000.00
$6.28	40.00%	$16.49	105.03%	$1,000.00	$1,000.00
$15.70	100.00%	$15.70	100.00%	$1,000.00	$1,000.00
$7.85	50.00%	$7.85	50.00%	$1,000.00	$1,000.00
$6.28	40.00%	$14.92	95.03%	63 shares of the Reference Stock or the Cash Value thereof	$950.32
$6.28	40.00%	$6.28	40.00%	63 shares of the Reference Stock or the Cash Value thereof	$400.00
$3.93	25.03%	$3.93	25.03%	63 shares of the Reference Stock or the Cash Value thereof	$250.32
$0.00	0.00%	$0.00	0.00%	63 shares of the Reference Stock or the Cash Value thereof	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $6.28 but the Final Share Price is $16.49. Because the Final Share Price of $16.49 is greater than the Initial Share Price of $15.70, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $6.28 and the Final Share Price is $14.92. Because the Final Share Price of $14.92 is less than the Initial Share Price of $15.70 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $14.92, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $950.32.

Example 3: The closing price of the Reference Stock does not decline, as compared with the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of the Reference Stock on the Observation Date is $6.28, a decline of more than the Protection Amount. Because the Final Share Price of $6.28 is less than the Initial Share Price of $15.70 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $6.28, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $400.00.

Example 4: The Final Share Price of $7.85 is less than the Initial Share Price of $15.70 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $7.85 is less than the Initial Share Price of $15.70.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of approximately $85.00 over the term of the notes. If we had priced the notes on February 11, 2009, you would have received 63 shares of the Reference Stock, or at our election, the Cash Value thereof, at maturity, provided the Final Share Price declined from the Initial Share Price and the closing price of the Reference Stock declined by more than the Protection Amount from the Initial Share Price on at least one day during the Monitoring Period. The actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the closing price of the Reference Stock on the Pricing Date.